UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.

SECURITIES EXCHANGE ACT OF 1934
Release No. 55278 / February 12, 2007

ADMINISTRATIVE PROCEEDING
File No. 3-12519

In the Matter of	
COSMETIC CENTER, INC.,	ORDER MAKING FINDINGS AND
DISCOVERY ZONE, INC.,	REVOKING REGISTRATIONS BY
DONLAR BIOSYNTREX CORP.,	DEFAULT AS TO COSMETIC CENTER,
DONLAR CORP.,	INC., DONLAR BIOSYNTREX CORP.,
IMPAX LABORATORIES, INC.,	DONLAR CORP., AND PHOENIX WASTE
PHOENIX WASTE SERVICES	SERVICES COMPANY, INC.
COMPANY, INC., and	
TELYNX, INC.	

The Securities and Exchange Commission (Commission) instituted this proceeding on December 29, 2006, pursuant to Section 12(j) of the Securities Exchange Act of 1934 (Exchange Act). The Respondents were all served with the Order Instituting Proceedings (OIP) by January 5, 2007. An Order issued on January 23, 2007, stated that any Respondent who failed to Answer and to participate in the prehearing conference scheduled for February 5, 2007, would be held in default. Impax Laboratories, Inc. (Impax), is the only Respondent that filed an Answer to the OIP and participated in the prehearing conference on February 5, 2007. A hearing as to Impax will be held on February 26, 2007.

The Division of Enforcement represented that it is in settlement negotiations with the bankruptcy trustee for Discovery Zone, Inc., which filed for bankruptcy in the United States Bankruptcy Court for the District of Delaware, under Chapter 11, on April 20, 1999. The filing was converted to a Chapter 7 proceeding on May 23, 2000.

On February 7, 2007, the Commission issued an Order Making Findings and Revoking Registration of Securities Pursuant to Section 12(j) of the Securities Exchange Act of 1934 as to Telynx, Inc. Cosmetic Center, Inc., Exchange Act Release No. 55250.

The remaining Respondents: Cosmetic Center, Inc. (Cosmetic Center), Donlar Biosyntrex Corp. (Donlar Biosyntrex), Donlar Corp. (Donlar), and Phoenix Waste Services Company, Inc. (Phoenix), are in default for failing to file an Answer and for failing to participate in the prehearing conference of which they had notice. 17 C.F.R. §§ 201.155, .220(f), .221(f). I find the following allegations to be true only as to these Respondents.

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RESPONDENTS

Cosmetic Center, (CIK No. 793520)[1] is a void Delaware corporation located in Columbia, Maryland, with a class of equity securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended September 26, 1998, which reported a net loss of $26,495,000 for the prior nine months. On April 16, 1999, the company filed for bankruptcy under Chapter 11, which was later converted to a Chapter 7 proceeding on September 14, 1999, in the United States Bankruptcy Court for the District of Delaware, which was still pending as of December 18, 2006. As of December 14, 2006, the company's common stock was quoted on the Pink Sheets (symbol "COCQ"), had two market makers, and was eligible for the piggyback exemption of Exchange Act Rule 15c2-11(f)(3). The company's stock had an average daily trading volume of forty-nine shares during the six months ended October 24, 2006.

Donlar Biosyntrex (CIK No. 714634) is a dissolved Nevada corporation located in Bedford Park, Illinois, with a class of equity securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended March 31, 2003, which reported a net loss of $4,421,646 for the prior nine months. On March 5, 2003, Donlar Biosyntrex and Donlar merged, with Donlar being the surviving entity.

Donlar (CIK No. 1047175) is a dissolved Illinois corporation located in Bedford Park, Illinois, with a class of equity securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended September 30, 2003, which reported a net loss of $6,483,913 for the prior nine months. On February 26, 2004, Donlar filed for bankruptcy under Chapter 11, which was converted to a Chapter 7 proceeding on July 13, 2004, in the United States Bankruptcy Court for the Northern District of Illinois, which was still pending as of December 18, 2006. On May 4, 2005, the bankruptcy trustee reported that Donlar's estate had a zero balance. As of December 14, 2006, Donlar's common stock (symbol "DLRC") was traded on the over-the-counter markets.

Phoenix (CIK No. 1008882) is a Delaware corporation located in Newark, New Jersey, with a class of equity securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended October 31, 2002, which reported a net loss of $3,844,194 for the prior six months. On May 9, 2003, the company filed for bankruptcy under Chapter 11, which was converted to a Chapter 7 proceeding on July 11, 2003, in the United States Bankruptcy Court for the District of New Jersey, which was still pending as of December 18, 2006. As of December 14, 2006, the company's common stock was quoted on the Pink Sheets (symbol "PXWSQ"), had five market makers, and was eligible for the piggyback exemption of Exchange Act Rule 15c2-11(f)(3).

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[1] The Commission uses CIK numbers to identify filers.

The company's stock had an average daily trading volume of 18,633 shares during the six months ended December 14, 2006.

DELINQUENT PERIODIC FILINGS

Respondents Cosmetic Center, Donlar Biosyntrex, Donlar, and Phoenix are companies that have classes of securities registered with the Commission. Each Respondent is delinquent in its periodic reports with the Commission. All of these companies, at various times, had officers or directors who at one time also served as officers or directors of Phoenix.

Respondents Cosmetic Center, Donlar Biosyntrex, Donlar, and Phoenix, either failed to cure their delinquencies after the Commission's Division of Corporation Finance sent delinquency letters requesting compliance with their periodic filing obligations or, through their failure to maintain a current address on file with the Commission as required by Commission rule, did not receive such letters.

Exchange Act Section 13(a) and the rules promulgated thereunder require issuers with classes of securities registered pursuant to Exchange Act Section 12 to file with the Commission current and accurate information in periodic reports, even if the registration is voluntary under Section 12(g). Specifically, Rule 13a-1 requires issuers to file annual reports (Forms 10-K or 10-KSB), and Rule 13a-13 requires issuers to file quarterly reports (Forms 10-Q or 10-QSB).

Respondents Cosmetic Center, Donlar Biosyntrex, Donlar, and Phoenix, failed to comply with Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 thereunder as a result of their failure to file required periodic filings.

SANCTIONS

Section 12(j) of the Exchange Act authorizes the Commission where it is necessary or appropriate for the protection of investors to revoke the registration of a security where the issuer of that security has failed to comply with a provision of the Exchange Act or the rules thereunder. I conclude on these facts that revocation of the registrations of each class of the registered securities of Respondents Cosmetic Center, Donlar Biosyntrex, Donlar, and Phoenix, is both necessary and appropriate for the protection of investors.

ORDER

I ORDER, pursuant to Section 12(j) of the Securities Exchange Act of 1934, that the registrations of each class of registered securities of Cosmetic Center, Inc., Donlar Biosyntrex Corp., Donlar Corp., and Phoenix Waste Services Company, Inc., are hereby revoked.

Brenda P. Murray
Chief Administrative Law Judge

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